ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements from
25 April to 14 June 2012

DATE	DETAIL
12 June 2012	Deferred Share Plan — 2009 Award Release

8 June 2012	Directors Interests-Share Incentive Plan-monthly update

1 June 2012	Voting rights and capital (end May issued capital and 1 June Transfer)

22 May 2012	Voting rights and capital (transfer of shares from treasury)

22 May 2012	Director’s Share Interests- purchase by Chairman, Sir P Gershon

11 May 2012	Publication of updated RIIO-GD1 business plans for 2013-2021

9 May 2012	Director’s Other Appointment – G Rose (Experian)

9 May 2012	Directors Interests-Share Incentive Plan-monthly update

9 May 2012	Voting rights and capital (transfer of shares from treasury)

1 May 2012	Voting rights and capital (end April issued share capital confirmed)

26 April 2012	Director’s Other Appointment – P Aiken (Aveva)

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

12	June: Publication of Annual Report and Accounts and Notice of AGM 2012

8	June: Scrip Dividend for 2011/12 Final Dividend

17	May: Results for the year ended 31 March 2012